Exhibit 99.1

New Oriental Announces Results for the Fourth Quarter and Fiscal Year

Ended May 31, 2014, and Adoption of Up to US$120 Million Share Repurchase Program

Quarterly Net Revenues Increased by 20.0% Year-Over-Year

Quarterly Operating Income Increased by 26.3% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 52.2% Year-Over-Year

Fiscal Year Net Revenues Increased by 18.7% Year-Over-Year

Fiscal Year Operating Income Increased by 61.2% Year-Over-Year

Fiscal Year Net Income Attributable to New Oriental Increased by 58.3% Year-Over-Year

Beijing, July 22, 2014 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended May 31, 2014.

Highlights for the Fourth Fiscal Quarter Ended May 31, 2014

•	Total net revenues increased by 20.0% year-over-year to US$287.5 million from US$239.6 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 52.2% year-over-year to US$42.9 million from US$28.2 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 33.2% year-over-year to US$46.8 million from US$35.2 million in the same period of the prior fiscal year.

•	Operating income increased by 26.3% year-over-year to US$30.8 million from US$24.4 million in the same period of the prior fiscal year.

•	Non-GAAP operating income, which excludes share-based compensation expenses, increased by 10.7% year-over-year to US$34.7 million from US$31.4 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per American Depositary Shares (“ADS”) were US$0.27 and US$0.27, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.30 and US$0.30, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 4.0% year-over-year to approximately 581,400 from approximately 559,000 in the same period of the prior fiscal year.

Highlights for the Fiscal Year Ended May 31, 2014

•	Total net revenues for the fiscal year increased by 18.7% year-over-year to US$1,138.9 million from US$959.9 million.

•	Net income attributable to New Oriental for the fiscal year increased by 58.3% year-over-year to US$215.7 million from US$136.3 million.

•	Non-GAAP net income attributable to New Oriental for the fiscal year, which excludes share-based compensation expenses, increased by 44.2% year-over-year to US$235.8 million from US$163.5 million.

•	Operating income for the fiscal year increased by 61.2% year-over-year to US$197.6 million from US$122.6 million.

•	Non-GAAP operating income for the fiscal year, which excludes share-based compensation expenses, increased by 45.3% year-over-year to US$217.6 million from US$149.8 million.

•

Basic and diluted net income attributable to New Oriental per ADS for the fiscal year were US$1.38 and US$1.37, respectively. Non-GAAP basic and diluted earnings per ADS, which excludes share-based compensation expenses, were US$1.51 and US$1.49, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses for the fiscal year increased by 5.1% year-over-year to approximately 2,668,700 from approximately 2,540,300 in the prior fiscal year.

•

The total number of schools and learning centers was 703 as of May 31, 2014, down from 726 as of May 31, 2013, and an increase of three compared to 700 as of February 28, 2014. The total number of schools was 56 as of May 31, 2014.

Financial and Student Enrollments Summary – Fourth Fiscal Quarter and Fiscal Year 2014

(in thousands US$, except per ADS data, student enrollments and percentages)

	Q4 of FY2014	Q4 of FY2013	Pct. Change

Net revenues	287,487	239,645	20.0%
Net income attributable to New Oriental	42,882	28,177	52.2%
Non-GAAP net income attributable to New Oriental(1)	46,836	35,172	33.2%
Operating income	30,780	24,377	26.3%
Non-GAAP operating income(1)	34,734	31,372	10.7%
Net income per ADS attributable to New Oriental - basic	0.27	0.18	51.1%
Net income per ADS attributable to New Oriental - diluted	0.27	0.18	51.7%
Non-GAAP net income per ADS attributable to New Oriental - basic(1)(2)	0.30	0.23	32.2%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1)(2)	0.30	0.22	32.7%
Total student enrollments in academic subjects tutoring and test preparation courses	581,400	559,000	4.0%

	FY 2014	FY 2013	Pct. Change

Net revenues	1,138,887	959,854	18.7%
Net income attributable to New Oriental	215,704	136,269	58.3%
Non-GAAP net income attributable to New Oriental (1)	235,783	163,511	44.2%
Operating income	197,567	122,565	61.2%
Non-GAAP operating income (1)	217,646	149,807	45.3%
Net income per ADS attributable to New Oriental - basic	1.38	0.87	58.0%
Net income per ADS attributable to New Oriental - diluted	1.37	0.86	58.2%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	1.51	1.05	43.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	1.49	1.04	44.1%
Total student enrollments in academic subjects tutoring and test preparation courses	2,668,700	2,540,300	5.1%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to report healthy top line growth of 20.0% and sustained strong profit growth of 52.2% for the fourth fiscal quarter, as we ended our fiscal year 2014 on a strong note. During this past fiscal year, we achieved major milestones on both the top and bottom lines, with revenues exceeding US$1 billion to US$1.139 billion and net profit exceeding US$200 million to US$215.7 million for the first time. We are particularly encouraged that our ‘Harvest the Market’ strategy has driven a significant improvement in profitability during the year. Gross margin for fiscal year 2014 increased by 30 basis points to 60.3% from 60.0% in fiscal year 2013, operating margin increased by 450 basis points to 17.3% from 12.8%, and net margin increased by a very impressive 470 basis points to 18.9% from 14.2%.”

Mr. Yu continued, “Starting in the fourth quarter of fiscal year 2014, we once again started to expand our network by adding a net of three learning centers, giving us a total of 703 schools and learning centers as of the end of fiscal year 2014. We also added more than 9,300 square meters of additional classroom area by expanding 10 of our existing learning centers. Moving into fiscal year 2015, we plan to extend our penetration rate in existing markets by adding capacity in cities where we are experiencing rapid growth and strong profitability.”

Mr. Yu concluded, “Looking ahead, while we expect that the reduction in the size of our network over the last year, uncertainty about province-by-province implementation of new policies relating to the English test for the Gaokao college entrance exam, increased competition especially in second- and third-tier cities, and O2O product transitions in our POP Kids program will result in somewhat slower top-line growth in the first half of fiscal year 2015, we believe that the fundamentals of our business remain strong and that we will extend our clear leadership position in China’s education market.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “Although we did not expand our school network over the last fiscal year, we nevertheless continued to record strong growth momentum across our key business lines as we improved utilization rates across the network. Our overseas test preparation and overseas study consulting businesses together recorded year-over-year gross revenue growth of about 22% to approximately US$440.6 million, while our U-Can grade 7 to 12 all-subjects after-school tutoring business recorded year-over-year gross revenue growth of about 23% to approximately US$328.4 million.”

Adoption of Share Repurchase Program

On July 22, 2014, New Oriental’s board of directors authorized the repurchase of up to US$120 million of the Company’s shares during the period from July 28, 2014, through March 31, 2015.

This share repurchase program authorizes the Company to purchase its ADSs or common shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or other legally permissible ways in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors.

New Oriental expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the shareholders. New Oriental’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. New Oriental plans to fund any share repurchases made under this program from the Company’s available cash balance.

Updates on Online Education Strategy: Establishment of Online and Offline Integrated Education Ecosystem

New Oriental is in the process of establishing an online and offline integrated education ecosystem. This ecosystem strategy consists of three levels.

1) The core element of the ecosystem is to develop an “O2O Two-way Interactive Education System” by extending New Oriental’s traditional offline classroom-teaching offerings to online educational services.

New Oriental has developed a platform featuring a series of online education modules to support classroom teaching, after-class self-learning, and interaction between students, teachers, and parents via internet-enabled devices, such as smartphones, tablets and PCs. The Company has been piloting and upgrading the platform for all major product lines since the beginning of fiscal year 2015. A newly revamped POP kids English program, called “Shuang You” will be fully launched throughout the New Oriental network in the second quarter of fiscal year 2015. A revamped U-Can all-subject after-school tutoring program, named “U-Can Visible Progress Teaching system,” has been piloted in several large cities and will be rolled out to more cities in the first half of fiscal year 2015. Similar systems will also be implemented for overseas test preparation and domestic test preparation courses beginning from the second quarter of fiscal year 2015.

2) The second level above the O2O Two-way Interactive Education System is to invest in the development of supplementary online educational products and services.

New Oriental’s own online education website koolearn.com now offers over 2,000 online courses in language training, overseas and domestic test preparation and vocational education with over 9.2 million cumulative registered users by the end of fiscal year 2014 and about 177,700 paying users in fiscal year 2014. Recent developments relating to koolearn.com include:

•

Koolearn.com recently launched an online test preparation program, which features live broadcasts of a series of New Oriental’s most popular offline test preparation classes. This program had achieved over 264,400 registrations in the second half of fiscal year 2014.

•

In July 2014, Koolearn.com and ATA Inc. (NASDAQ: ATAI), a leading provider of advanced testing technologies and testing-related services in China, established a joint venture to provide online and mobile education and training to working professionals in China. The partnership aims to leverage New Oriental’s expertise in online education website and its distribution channels, and ATA Inc.’s experience in assessment deliveries, student resources, learning tools, software and other technical resources.

•

Koolearn.com’s “DONUT” game-based mobile learning applications for children aged 2 to 8 recorded over 8 million downloads by the end of fiscal year 2014 and Koolearn.com has reached agreements for DONUT applications to be used in about 20 kindergartens by September 2014.

In addition, during the fourth fiscal quarter of 2014 New Oriental made important progress in its strategy to develop other supplementary online education products and services under the New Oriental brand, either independently or in majority-held partnerships with other companies. Recent developments in this regard include:

•

In May 2014, the Company launched an English language vocabulary training application, “Le Ci”, for mobile phones and tablets. Le Ci aids vocabulary memorization and language development using techniques developed by New Oriental’s Chairman and CEO, Michael Yu. Over time, social networking and incentive-based learning features will be added to the application. In the two months since it was launched, the application has already recorded over 310,000 users.

•

In July 2014, the Company also launched an online education platform for primary and secondary schools. The “OKAY” platform was developed in cooperation with more than 30,000 teachers from 49 public schools in China and was specifically designed to support learning activities in primary and secondary classrooms. It features an extensive database of educational content and resources, which can support intelligent, customized, interactive in-class teaching and learning on New Oriental customized tablets and digital whiteboards. The platform can also track and analyze students’ after-class self-learning progress, and automatically push customized content that can improve students’ learning efficiency.

•

New Oriental has developed a strategic partnership with Tencent Holdings Limited (“Tencent”, SEHK: 00700), a leading provider of comprehensive Internet services in China, to research and develop unique mobile-based English language learning offerings that will build on the Company’s deep resources in terms of content and educational research and Tencent’s technological expertise and online penetration. The first product is expected to be launched by the end of 2014, and will be promoted through Tencent’s online channels and New Oriental’s offline network.

3) New Oriental is also exploring opportunities to invest in selected online education companies with minority stake to further support its efforts to develop a comprehensive online and offline integrated education ecosystem.

New Oriental intends to focus on investing in online education companies that have business models or technologies that are complementary to its online education strategy.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2014

For the fourth fiscal quarter of 2014, New Oriental reported net revenues of US$287.5 million, representing a 20.0% increase year-over-year.

Net revenues from educational programs and services for the fourth fiscal quarter were US$236.2 million, representing a 16.6% increase year-over-year. The growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices. Total student enrollments in academic subjects tutoring and test preparation courses in the fourth quarter of fiscal year 2014 increased by 4.0% year-over-year to approximately 581,400 from approximately 559,000 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$260.3 million, a 20.9% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$256.4 million, a 23.1% increase year-over-year.

Cost of revenues increased by 21.0% year-over-year to US$113.8 million, primarily due to increases in teachers’ compensation which is in line with the revenue growth.

Selling and marketing expenses increased by 40.9% year-over-year to US$51.7 million, primarily due to brand promotion expenses.

General and administrative expenses for the quarter increased by 12.2% year-over-year to US$94.8 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$90.9 million, a 17.2% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 43.5% to US$4.0 million in the fourth quarter of fiscal year 2014 from US$7.0 million in the same period of the prior fiscal year.

Operating income for the quarter was US$30.8 million, a 26.3% increase from US$24.4 million in the same period of the prior fiscal year. Non-GAAP operating income, which excludes share-based compensation expenses, for the quarter was US$34.7 million, a 10.7% increase from US$31.4 million in the same period of the prior fiscal year.

Operating margin for the quarter was 10.7%, compared to 10.2% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 12.1%, compared to 13.1% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$42.9 million, representing a 52.2% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.27 and US$0.27, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$46.8 million, representing a 33.2% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.30 and US$0.30, respectively.

Capital expenditures for the quarter were US$8.9 million, which were primarily attributable to the opening of 24 new learning centers and renovations at older, existing learning centers.

As of May 31, 2014, New Oriental had cash and cash equivalents of US$371.6 million, as compared to US$355.8 million as of February 28, 2014. In addition, the Company had US$98.5 million in term deposits and US$643.4 million in short-term investment at the end of the quarter. Net operating cash flow for the fourth quarter of fiscal year 2014 was approximately US$93.6 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2014 was US$380.8 million, an increase of 14.6% as compared to US$332.2 million at the end of the fourth quarter of fiscal year 2013.

Financial Results for the Fiscal Year Ended May 31, 2014

For the fiscal year ended May 31, 2014, New Oriental reported net revenues of US$1,138.9 million, an 18.7% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses for the fiscal year ended May 31, 2014, increased by 5.1% year-over-year to approximately 2,668,700 from approximately 2,540,300 for the fiscal year ended May 31, 2013.

Operating income for the fiscal year ended May 31, 2014, was US$197.6 million, a 61.2% increase year-over-year. Non-GAAP operating income, which excludes share-based compensation expenses, for the fiscal year ended May 31, 2014, was US$217.6 million, a 45.3% increase year-over-year.

Operating margin for the fiscal year ended May 31, 2014, was 17.3%, compared to 12.8% for the fiscal year ended May 31, 2013. Non-GAAP operating margin, which excludes share-based compensation expenses, for the fiscal year ended May 31, 2014, was 19.1%, compared to 15.6% for the fiscal year ended May 31, 2013.

Net income attributable to New Oriental for the fiscal year ended May 31, 2014, was US$215.7 million, representing a 58.3% increase year-over-year. Basic and diluted earnings per ADS attributable to New Oriental for the fiscal year ended May 31, 2014, were US$1.38 and US$1.37, respectively.

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, for the fiscal year ended May 31, 2014, was US$235.8 million, a 44.2% increase year-over-year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental for the fiscal year ended May 31, 2014, were US$1.51 and US$1.49, respectively.

Outlook for First Quarter of Fiscal Year 2015

New Oriental expects total net revenues in the first quarter of fiscal year 2015 (June 1, 2014, to August 31, 2014) to be in the range of US$412.0 million to US$427.5 million, representing year-over-year growth in the range of 6% to 10%. This lower-than-normal projected revenue growth rate reflects the anticipated impact on the Company’s top-line performance of margin expansion initiatives in fiscal year 2014, the transition to a new POP Kids program, changes in product mix and business seasonality, as well as certain macroeconomic factors. We are in the process of reducing our previous learning center opening plan of 10 to 12 per quarter in light of the slower than expected revenue growth outlook for our first quarter of 2015.

The specific factors impacting the Company’s guidance are:

•

The fact that the Company has reduced the total number of schools and learning centers in its network, which decreased by a net of 23 during fiscal year 2014 to 703 at the end of fiscal year 2014 from 726 at the end of fiscal year 2013;

•	The ongoing rollout of a revamped POP Kids program, which has impacted enrollments in this business line and is expected to be fully completed in the second quarter of fiscal year 2015;

•	An expected continued decline in enrollments for the Company’s legacy business lines of adult English and domestic college English test preparation;

•	Uncertainty about the implementation of new policies related to the English test for the Gaokao, or college entrance exam, which is being determined on a province-by-province basis;

•

Changing trends in the seasonality of the Company’s business as its fastest-growing business line, K-12 after-school tutoring, experiences a slack season in the first fiscal quarter when primary and secondary schools are closed for the summer break;

•	Growing local competition in second and third tier cities in the K-12 after-school tutoring segment;

•

The slowing Chinese economy which has adversely affected discretionary consumer spending, notwithstanding the fact that educational services remain more resilient than most other discretionary consumer categories; and

•	The recent depreciation of Renminbi against U.S. dollar.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 22, 2014, U.S. Eastern Time (8 PM on July 22, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-2475-0994
UK:	+44-20-3059-8139

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until July 29, 2014:

International:	+61-2-8199-0299
Passcode:	67230146

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol ‘‘EDU.’’

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2015, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Mr. Martin Reidy

FTI Consulting

Tel:	+86-10-8591-1060
Email:	martin.reidy@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5568
Email:	zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2014	As of February 28 2014
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	371,593	355,782
Restricted cash, current	488	1,635
Term deposits	98,489	99,612
Short term investments	643,410	696,225
Accounts receivable, net	2,782	3,700
Inventory	22,366	23,388
Deferred tax assets, current	12,033	8,380
Prepaid expenses and other current assets	78,398	61,351
Amounts due from related parties, current	4,116	2,427

Total current assets	1,233,675	1,252,500

Property, plant and equipment, net	225,335	231,681
Land use rights, net	4,344	4,446
Amounts due from related party, non-current	930	—
Deferred tax assets, non-current	2,224	1,763
Long term deposit	12,574	13,633
Long term prepaid rent	1,082	1,025
Restricted cash, non-current	1,840	1,789
Intangible assets	736	772
Goodwill	3,692	3,753
Long term investments	117,113	7,340

Total assets	1,603,545	1,518,702

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$10,601 and US$8,501 as of February 28, 2014 and May 31, 2014, respectively)	8,586	10,796
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$105,636 and US$144,304 as of February 28, 2014 and May 31, 2014, respectively)	168,918	117,054
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$11,693 and US$15,920 as of February 28, 2014 and May 31, 2014, respectively)	17,720	13,688
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of nil and nil as of February 28, 2014 and May 31, 2014, respectively)	4	2,444
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$375,752 and US$380,062 as of February 28, 2014 and May 31, 2014, respectively)	380,837	381,358

Total current liabilities	576,065	525,340
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to New Oriental of US$1,767 and US$1,722 as of February 28, 2014 and May 31, 2014, respectively)	1,722	1,767

Total long-term liabilities	1,722	1,767

Total liabilities	577,787	527,107

Total shareholder’s equity	1,025,758	991,595

Total liabilities and shareholder’s equity	1,603,545	1,518,702

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	236,239	202,589
Books and others	51,248	37,056

Total net revenues	287,487	239,645

Operating costs and expenses (note 1):
Cost of revenues	113,819	94,088
Selling and marketing	51,666	36,666
General and administrative	94,843	84,514

Total operating costs and expenses	260,328	215,268

Gain on disposal of subsidiaries	3,621	—

Operating income	30,780	24,377

Other income, net	14,014	6,715

Provision for income taxes	(1,912)	(2,354)
Loss from equity method investment	—	(561)

Net income attributable to New Oriental Education & Technology Group Inc.	42,882	28,177

Net income per share attributable to New Oriental-Basic	0.27	0.18
Net income per share attributable to New Oriental-Diluted	0.27	0.18
Net income per ADS attributable to New Oriental-Basic (note 2)	0.27	0.18
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.27	0.18
Other comprehensive (loss) income, net of tax	(19,708)	10,600

Comprehensive income	23,174	38,777

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	23,174	38,777

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	3,954	6,995

Total	3,954	6,995

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	94,843	84,514
Share-based compensation expense in general and administrative expenses	3,954	6,995

Non-GAAP general and administrative expenses	90,889	77,519

Total operating costs and expenses	260,328	215,268
Share-based compensation expenses	3,954	6,995

Non-GAAP operating costs and expenses	256,374	208,273

Operating income	30,780	24,377
Share-based compensation expenses	3,954	6,995

Non-GAAP operating income	34,734	31,372

Operating margin	10.7%	10.2%
Non-GAAP operating margin	12.1%	13.1%

Net income attributable to New Oriental	42,882	28,177
Share-based compensation expense	3,954	6,995

Non-GAAP net income	46,836	35,172

Net income per ADS attributable to New Oriental - Basic (note 1)	0.27	0.18
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.27	0.18

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.30	0.23

Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.30	0.22

Weighted average shares used in calculating basic net income per ADS (note 1)	156,868,796	155,714,549
Weighted average shares used in calculating diluted net income per ADS (note 1)	158,284,927	157,774,804

Non-GAAP income per share - basic	0.30	0.23
Non-GAAP income per share - diluted	0.30	0.22

Note 1: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	1,006,198	857,685
Books and others	132,689	102,169

Total net revenues	1,138,887	959,854

Operating costs and expenses (note 1):
Cost of revenues	451,669	384,177
Selling and marketing	169,062	142,098
General and administrative	324,210	311,014

Total operating costs and expenses	944,941	837,289

Gain on disposal of subsidiaries	3,621	—

Operating income	197,567	122,565

Other income, net	45,632	30,893

Provision for income taxes	(26,042)	(15,355)
Loss from equity method investment	(1,453)	(1,427)
Income from continuing operations	215,704	136,676
Loss on discontinued operations, net of tax	—	(407)

Net income attributable to New Oriental Education & Technology Group Inc.	215,704	136,269

Net income (loss) per share attributable to New Oriental-Basic
Income from continuing operations	1.38	0.88
Loss on discontinued operations	—	(0.00)

Net income (loss) per share attributable to New Oriental-Diluted
Income from continuing operations	1.37	0.87
Loss on discontinued operations	—	(0.00)

Net income (loss) per ADS attributable to New Oriental-Basic (note 2)
Income from continuing operations	1.38	0.88
Loss on discontinued operations	—	(0.00)

Net income (loss) per ADS attributable to New Oriental-Diluted (note 2)
Income from continuing operations	1.37	0.87
Loss on discontinued operations	—	(0.00)

Other comprehensive (loss) income, net of tax	(17,308)	27,729

Comprehensive income	198,396	163,998

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	198,396	163,998

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	20,079	27,242

Total	20,079	27,242

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	324,210	311,014
Share-based compensation expense in general and administrative expenses	20,079	27,242

Non-GAAP general and administrative expenses	304,131	283,772

Total operating costs and expenses	944,941	837,289
Share-based compensation expenses	20,079	27,242

Non-GAAP operating costs and expenses	924,862	810,047

Operating income	197,567	122,565
Share-based compensation expenses	20,079	27,242

Non-GAAP operating income	217,646	149,807

Operating margin	17.3%	12.8%
Non-GAAP operating margin	19.1%	15.6%

Net income attributable to New Oriental	215,704	136,269

Share-based compensation expense	20,079	27,242

Non-GAAP net income	235,783	163,511

Net income per ADS attributable to New Oriental - Basic (note 1)	1.38	0.87
Net income per ADS attributable to New Oriental - Diluted (note 1)	1.37	0.86

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	1.51	1.05
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	1.49	1.04

Weighted average shares used in calculating basic net income per ADS (note 1)	156,033,992	155,762,959
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,903,464	157,823,792

Non-GAAP income per share - basic	1.51	1.05
Non-GAAP income per share - diluted	1.49	1.04

Note 1: Each ADS represents one common share.